CONTACT:

Dee Ann Johnson
(412) 456-4410

FOR IMMEDIATE RELEASE

PITTSBURGH, PA

January 25, 2007

Sales and Net Income

Ampco-Pittsburgh Corporation (NYSE: AP) announced a 22% increase in sales for 2006 to $301,780,000 from $246,999,000 for 2005, and a 13% increase in sales for the fourth quarter 2006 to $78,367,000 from $69,126,000 for the comparable prior year quarter. Including the after-tax asbestos charge of $15,888,000 and release of tax-related valuation allowances described below, net income (loss) for the twelve and three months ended December 31, 2006 approximated $16,635,000 or $1.69 per share and $(2,138,000) or $(0.22) per share, respectively, against $15,036,000 or $1.54 per share and $8,277,000 or $0.85 per share for the twelve and three months ended December 31, 2005, respectively. Excluding these items, net income improved principally from increased sales resulting from the unprecedented global demand from the steel and aluminum industries for rolling mill rolls manufactured by the Corporation’s Forged and Cast Rolls group.

Asbestos Valuation
Based on completion in the fourth quarter of the previously reported analysis conducted by nationally recognized asbestos-liability experts and insurance-coverage consultants to estimate costs of pending and future asbestos claims along with the estimated insurance recoveries, the Corporation recorded a net charge of approximately $25,467,000 which, after provision for income tax, reduced net income for the year and quarter ended December 31, 2006 by approximately $15,888,000 or $1.62 per share. The claims result from alleged personal injury from exposure to asbestos-containing equipment manufactured decades ago by certain subsidiary companies within the Corporation’s Air and Liquid Processing group. Due primarily to the uncertainty in the number and nature of future claims and the cost to resolve them, the Corporation determined that it could only reasonably estimate such costs for a period of seven years ending December 2013.

Tax Benefit

The Corporation released tax-related valuation allowances previously provided against deferred tax assets primarily of the United Kingdom operation which reduced the Corporation’s income tax provision and improved net income (loss) by approximately $6,500,000 or $0.66 per share for the twelve and three months ended December 31, 2006 and $3,600,000 or $0.37 per share for the twelve and three months ended December 31, 2005. The releases are due to expectations that future earnings will be sufficient to utilize such loss carryforwards.

Outlook

The financial condition of the Corporation remains strong and, based on the level of order backlog of the Forged and Cast Rolls group, improved results from operations in 2007 are expected.

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AMPCO-PITTSBURGH CORPORATION
FINANCIAL SUMMARY

	Year Ended December 31,		Three Months Ended December 31,
	2006	2005	2006	2005

Sales	$301,780,000	$246,999,000	$78,367,000	$69,126,000

Income (loss) from operations (1)	11,572,000	14,701,000	(15,098,000)	5,401,000
Other income - net	1,560,000	137,000	570,000	251,000

Income (loss) before income taxes	13,132,000	14,838,000	(14,528,000)	5,652,000
Income tax benefit (2)	3,503,000	198,000	12,390,000	2,625,000

Net income (loss) (3)	$16,635,000	$15,036,000	$(2,138,000)	$8,277,000

Earnings per common share:
Basic (3)	$1.69	$1.54	$(0.22)	$0.85
Diluted (3)	$1.67	$1.53	$(0.22)	$0.84

(1)	Income (loss) from operations for the year and quarter ended December 31, 2006 includes a pre-tax charge of $25,467,000 for estimated costs of asbestos-related litigation thru 2013.

(2)
The Corporation released tax-related valuation allowances previously provided against deferred tax assets primarily of the United Kingdom operation which reduced the Corporation’s income tax provision, resulting in an overall income tax benefit, and improved net income (loss) by approximately $6,500,000 for the twelve and three months ended December 31, 2006 and $3,600,000 for the twelve and three months ended December 31, 2005.

(3)
Net income (loss) for the year and quarter ended December 31, 2006 includes an after-tax charge of $15,888,000 or $1.62 per basic share and $1.59 per diluted share for estimated costs of asbestos-related litigation thru 2013. Additionally, the Corporation released tax-related valuation allowances previously provided against deferred tax assets primarily of the United Kingdom operation which improved net income (loss) by approximately $6,500,000 or $0.66 per basic share and $0.65 per diluted share for the twelve and three months ended December 31, 2006 and $3,600,000 or $0.37 per basic and diluted share for the twelve and three months ended December 31, 2005.